                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A-2

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                       UNDER SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                           INTERNATIONAL IMAGING, INC.
                 (Name of Small Business Issuer in its charter)

       Delaware                                                13-3469649
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                             Identification No.)

One Eseco Road, Cushing, Oklahoma                                 74023
(Address of principal executive offices)                        (Zip Code)

Issuer's telephone number:  (918) 225-1266


Securities to be registered under Section 12(b) of the Act:
      Title of each class                      Name of each exchange on which
       to be registered:                       each class is to be registered:

           NONE                                          NOT APPLICABLE

Securities to be registered under Section 12(g) of the Act:

   Common Stock (par value $0.0012 per share)

ITEM 1.  DESCRIPTION OF BUSINESS

        International Imaging, Inc. (the "Company") was originally organized as a Delaware corporation in June 1988 under the name of J&E Beauty Supply Inc. On July 27, 1994, the Company reorganized its operations and changed its core business from beauty supply operations to the manufacture and sale of photographic, graphic arts and x-ray equipment. This change was accomplished through a merger with Electronic Systems Engineering Co. ("ESECO"), located in Cushing, Oklahoma, coupled with the divestiture of the beauty supply operations subsequent to the merger, pursuant to the Company's restructuring plan. As a result of the divestiture of the beauty supply operations the Company was considered to be a public shell corporation whose purpose was to be merged with a non-public acquiror (ESECO). The merger of ESECO and the Company is treated as a recapitalization, in which the transaction was accounted for as an issuance of ESECO's common stock in exchange for the public shell. Because the merger does not constitute a business combination pursuant to Accounting Principles Board Opinion No. 16., the financial statements of the non-public acquiror (ESECO) are substituted below for those of the public shell corporation (the Company, which was the legal acquiror) prior to the date of the combination on July 27, 1994. In addition, pro forma information is not presented since the merger is not considered a business combination.

         A total of 1,750,000 shares of common stock of the Company was offered to the shareholders of ESECO at the ratio of 1.75 Company shares for each ESECO share. At November 30, 1996, approximately 92% of the ESECO common stock had been surrendered by ESECO shareholders and exchanged for shares of the Company's common stock. The exchange ratio was based on the estimated fair market value of ESECO's net assets at the time of the merger with ESECO and an adjusted stock price of eighty-four cents ($0.84) per share. The remaining ESECO common stock will be exchanged as soon as it is surrendered. Such shares have been considered as already surrendered and exchanged for shares of the Company's common stock in the computation of the amount of shares outstanding included herein. At this time, there are no plans to actively encourage the remaining shareholders of ESECO to exchange their ESECO shares. However, it is anticipated that should any of the remaining shareholders tender their ESECO shares, they would be exchanged on the same terms as the other shareholders who have already tendered their ESECO shares.

         After the merger with ESECO, the corporate name was changed to International Imaging, Inc. ("IMGI") to reflect the change in business direction and the international nature of the business. ESECO's primary assets at the time of the merger consisted of production line machinery, equipment and a manufacturing facility. ESECO manufactures and sells photographic laboratory, graphic arts and x-ray equipment products used by several departments of the United States Government, including the United States Navy, the Federal Bureau of Investigation, the National Aeronautics and Space Administration, and the United States Naval Observatory. In addition, such products are utilized by companies in the private sector such as Eastman Kodak, DuPont, IBM and United Technologies. ESECO's international customers include the United Kingdom's Royal Air Force and departments of the Australian and Canadian governments.

         The Company imports and markets a full line of film and paper processors under its Speedmaster(TM) label; the Company also manufactures densitometers, color analyzers, darkroom doors, computer controlled image enlargers and roll paper production transport systems. Through its ESECO subsidiary, the Company has a 25 year presence in the photographic industry through its specialization in electronic densitometer and color analyzer markets. In 1987, ESECO introduced automated continuous process imaging enlargers and management believes that it has since established itself as a worldwide leader in this enlarger market.

         As mentioned above, prior to the merger with ESECO, the Company, under the name J&E Beauty Supply Inc. ("J&E") operated as a cosmetic and beauty supply distributor at both the retail and wholesale levels. These operations were never profitable, with the Company showing an accumulated deficit of approximately $267,000 from inception through July 27, 1994; the Company divested itself of this line of business shortly after the time that it merged with ESECO.

         After the merger with ESECO, the directors of J&E elected Arthur Kaminshine, then President of ESECO, as President of the Company. The offices of the Company were then moved to the offices of ESECO in Cushing, Oklahoma. Prior to this time, ESECO had entered into a distribution agreement on April 7, 1994 with Colenta Labortechnik, GmbH and Art Processor-Technik, GmbH (collectively "Colenta"), to distribute, on an exclusive basis, that group's Colenta line of automatic photographic paper and film processors in the United States and Canada under ESECO's Speedmaster label. After the merger with ESECO, the Company agreed with Colenta to distribute its products to the remainder of the Western Hemisphere. In addition, the Company has entered into an agreement with Colenta pursuant to which Colenta is distributing the Company's products to customers in the Eastern Hemisphere. The processor lines were added so that ESECO could provide its customers with a full line of photographic equipment for the laboratory.

MARKETING AND COMPETITION

         The Company distributes its product line primarily through direct sales to customers. Prior to January 1, 1996, approximately 60% of its sales were through dealers or other manufacturers, while approximately 40% of its sales were made directly to end-users. Beginning in January 1996, the Company added eight commission representatives, each with an exclusive territory. One manager of the field representatives was added at that time. The result of this change in marketing strategy has been to improve profit margins and to give the Company control of product pricing.

         The Company has four primary product lines in the Western Hemisphere: enlargers, densitometers, processors, and dark room doors. Prior to January 1, 1996, the Company had contracts with thirteen select dealers in the United States and two in Canada that are authorized to handle the entire product line. On that date, all but one of the dealers' distribution agreements with ESECO were terminated or modified. At the same time the Company added eight commission representatives and one employee manager to the marketing department to provide more intensive and focused distribution efforts. The Company also has contracts with a number of other dealers and catalog sales companies who may sell part of the product line but who lack the required technical training to sell the more sophisticated equipment produced by the Company.

         The Company is primarily represented in the Eastern Hemisphere by Colenta and Kodak A.O., although sales are made to Japan and China through established representatives or by direct sales. The Company also supplies its equipment to other manufacturers, including some that compete with the Company, which is either sold under such manufacturers' labels or incorporated into their respective manufactured equipment.

         The overall photographic market is somewhat mature with expected growth of 3 to 5 per cent per year. The Company operates in a niche of that market by providing more efficient and faster ways to process photographic products. The Company believes that this part of the market, while relatively small, will experience greater growth than the overall photographic market.

         There are currently several major suppliers of enlargers both in the United States and in foreign countries. The Company's marketing and engineering staff continuously monitor its competition through attendance at trade shows and through trade publications and believes its enlargers are more technologically advanced and operate more automatically than all but two competitors.

         The Company believes it is the second largest manufacturer of photo instrumentation devices in the United States, providing a family of very sensitive, reliable devices. The basic application technology of the densitometer is currently being modified that will enable it to be a color sensing device in other applications.

         There are currently two manufacturers of processor lines in the United States. The Company believes that it can compete successfully with each of them due to superior technology and customer support with the imported processors from Colenta in Germany.

         There is one other manufacturer of revolving darkroom doors in the United States. It primarily manufactures metal doors, whereas the Company manufactures doors using plastic components, which is currently placing the Company at a cost disadvantage. However, the Company believes that the advantages of the plastic doors such as their light weight and durable finish outweigh any such cost disadvantage.

         The Company engages in an aggressive advertising campaign relative to its size to create name recognition and a quality image. The Company does not depend on any one or even a few major customers for its sales; at November 30, 1996, no individual customer accounted for more than 5% of total sales for the prior twelve months although management expects various subsidiaries of the Eastman Kodak Company will account for approximately 15% of sales in total during the next year.

         The Company's enlargers are used by photographic laboratories in both commercial and governmental settings. The Federal Bureau of Investigation and the New York City Police Department utilize enlargers which are used to enlarge crime scene photographs for evidence. Commercial photographic labs utilize enlargers for portrait enlargements as well as for advertising presentations. Other uses include map making and crop estimation by both governmental and commercial photographic laboratories.

         Film processors are used to develop photographic and x-ray film while paper processors are used to generate the final photograph after the film negative is used to produce a print or a print enlargement. Film and paper processors are used by commercial photographic laboratories, governmental agencies, schools, newspapers, medical facilities, and any business that requires a large volume of photographs.

         Densitometers are used to control the chemical content of the developing baths utilized to develop film and print photographs. Any agency or business that uses film or paper processors is a potential densitometer user.

         Revolving darkroom doors are sold through designers of darkrooms such as architects and photographic supply houses. The revolving door is useful where traffic in and out of a dark room may be significant in places such as a newspaper publisher, on board a ship, or at facilities such as the National Aeronautics and Space Administration.

CONSOLIDATED STRATEGY

         The Company's management believes that it has built a reputation for advanced engineering and responsiveness to customer needs over the past thirty years as a supplier to the photographic laboratory market. Management plans to utilize this image to move strongly into the processor segment of its market in the United States. By expanding the variety of products and related technical services available to its customers, the Company believes it will be able to increase market penetration. This, in turn, should lead to greater market share and better profit margins.

         The Company has been redesigning some of its products for Third World markets. It is in the process of entering these markets in association with Colenta. By removing some of the more sophisticated electronics from its products, the Company's products will be more compatible with the maintenance capabilities of many developing countries.

EMPLOYMENT

         As of November 30, 1996, the Company employed 49 people, all of whom were located in the United States. In addition to two field sales employees, the Company had contracts with seven independent sales representatives.

         The Company's employees may be categorized in the following functional areas:

                  Administrative, marketing, and accounting               15
                  Engineering and research                                 5
                  Manufacturing, procurement, and quality control         29
WARRANTIES

         ESECO warrants its Speedmaster(TM) processors for one year on parts and 90 days on labor, while its Speedmaster(TM) and Speedmatic(TM) darkroom doors and roll easels each carry a one year warranty on both parts and labor when returned to the plant in Cushing. ESECO's Compucolor(TM) and Compumatic(TM) enlargers are warranted for thirty months on both parts and labor when returned to the plant in Cushing. The Company has never experienced material warranty claims.

MANUFACTURING

         The Company manufactures or distributes all of its product lines from its plant in Cushing, Oklahoma. The Company also manufactures most of the electronic assemblies used in its products. Metal stampings and fabrication are also performed on site; however, its die casting and plastic extrusions projects are subcontracted out to other manufacturers. The die castings are a small part of the total cost of manufacturing, are used for only one product and sufficient supplies are maintained for at least six months of production. The plastic extrusions are in sheet form and are available from multiple suppliers.

         Most processors are imported from Colenta in Germany and held for distribution at the plant; some specialized processors are shipped directly to the customer from Italy and installed by ESECO technicians, while all other products are assembled and held for distribution or assembled to order at the plant. Dependence on outside sources for castings and other components may cause delays during periods of strong demand; nevertheless, the Company believes that this method of production represents the most cost effective approach at the current time.

RESEARCH AND DEVELOPMENT

         The Company maintains an engineering staff of five professionals to develop new products or new applications for existing products. The department is currently developing a digital imaging enlarger and has recently developed small, portable photo instrumentation devices as well as ultra-sensitive photo instrumentation and dosimetry devices. The total amount of research and development expenses during 1995-96 did not exceed 5% of total sales.

PATENTS AND COPYRIGHTS

         The Company holds patents on various of its easels and masks and pays royalties to third party inventors of various other devices, including some of the enlarger heads. The Company has also registered various of its trademarks, has vigorously defended them in the past, and plans to continue to engage in such defense in the future. The Company has a patent application pending on the digital imaging device.

GOVERNMENT APPROVAL AND REGULATION

         No business activities of the Company are subject to significant regulation by any federal, state or local governmental agency. In addition, no governmental approvals of new or existing products are required. Finally, the Company does not use any unusual or hazardous chemicals in its operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         In January 1996, the Company reorganized its marketing operations and changed its method of distribution from dealers with protected territories to field marketing representatives. The decision was made because sales by the dealer network had been declining for several quarters and the dealers were not carrying the inventory the Company felt was appropriate for maximum market penetration. The eight field representatives with whom the Company has entered into contracts are experienced in the photographic and x-ray fields and it is anticipated they will produce greater sales than were forthcoming under the dealer system.

         CONSOLIDATED RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Company's Condensed Consolidated Financial Statements.

A.       THREE MONTHS ENDED SEPTEMBER 30, 1996 VS. THREE MONTHS ENDED SEPTEMBER
         30, 1995

         Sales decreased to $755,536 for the quarter ended September 30, 1996 compared to $888,857 for the quarter ended September 30, 1995. Processor sales for the second quarter of fiscal 1996 were $198,000 compared to $254,000 during the same period in 1995. A price increase was implemented on the smaller processors resulting in reduced demand for the machines priced between $10,000 and $23,000. This decrease accounted for approximately 40% of the total decrease in sales for the quarter in 1996 over the comparable period in 1995. The more profitable product lines also decreased by approximately $78,000 due to slack demand which management thinks is merely a delay in new orders and not a loss of production. Cost of goods sold increased to 83.7% of sales for the second quarter ended September 30, 1996 compared to 76.1% of sales for the same period in 1995. Photographic processors have a lower gross profit margin than proprietary manufactured product lines such as enlargers and densitometers resulting in the reduced profitability for the quarter.

B.       SIX MONTHS ENDED SEPTEMBER 30, 1996 VS. SIX MONTHS ENDED SEPTEMBER 30,
         1995

         During the six month period ending September 30, 1996 as compared to the same period in 1995, sales decreased by 5.1% percent during the period, while cost of sales decreased by 11.3%. Gross profit margins increased from 30.1% of sales in 1995 to 34.6% of sales in 1996. This was primarily due to a small relative decrease in sales of photographic processors which have lower sales margins than the products manufactured by the Company and reductions from the cost cutting programs.

         Operating expenses as a percentage of sales increased from 33.1% in 1995 to 44.0% in 1996. This was caused primarily by the additional legal and accounting costs required due to SEC filings and commissions paid to the contract field marketing representatives.


C.       FOR THE YEAR ENDED MARCH 31, 1996 AS COMPARED TO THE YEAR ENDED MARCH
         31, 1995

         After the merger with ESECO, the corporate name was changed to reflect the change in business direction and the international nature of the business. As set forth in Form 8-K/A filed October 10, 1994, ESECO's primary assets at the time of the merger on July 27, 1994 consisted of production line machinery, equipment and a manufacturing facility. As a result of treating the transaction as a recapitalization described in Item 1., the financial information included herein reflects the historical operating results of ESECO through July 27, 1994, and the results of the combined companies from the date of the merger.

         Sales for the fiscal year ended March 31, 1996 amounted to $3,557,627, an increase of $514,521 or 16.9% over fiscal 1995. Increased processor sales accounted for $585,983 of this amount. Other product lines were approximately level compared to the prior fiscal year.

         Cost of goods sold increased 19.9%. to $2,684,356 from the previous year. The net increase in sales and cost of goods sold resulted in a $68,587 increase in gross profit. The resulting gross profit margin was 24.5% of sales, down from 26.4% in the previous fiscal year. This deterioration in gross profit resulted from the introduction of the processor line of equipment which is less profitable than equipment manufactured by the Company.

         Operating expenses decreased 35.7% to $1,537,979 for the 1996 fiscal year. The largest component of this decrease was a non-cash restructuring charge of $841,677 recorded in September 1994 which did not occur in fiscal year 1996. If that charge had not been recorded in the fiscal year ended March 31, 1995, operating expenses in the current fiscal year would have been only $13,503 less than the prior year.

        Interest expense increased 49.1% in the fiscal year 1996 because the cash made available from the exercise of stock options was down significantly from the prior year, thereby creating the need to borrow funds. Other income (expense), net included an adjustment for the permanent decline in the market value of investments held by the Company in fiscal year 1995 which did not occur in fiscal 1996, thus resulting in a reduction of $106,109 for the year.

TRENDS

         The Company anticipates that by mid-1997 nearly one-half of its sales volume will consist of processors imported from Germany. These machines are priced in U.S. dollars, but weakness in the U.S. dollar relative to the Deutsche Mark ("DM") results in higher costs to the Company. This results because the Company absorbs all exchange rate declines below 1.50 DM to the U.S. dollar under an agreement entered into April 1, 1995. This agreement calls for the Company to adjust its payments to Colenta so that Colenta will not receive less than 1.50 DM to the U.S. dollar on purchases from Colenta by the Company. This same agreement sets a ceiling of 1.67 DM to the dollar so that if the dollar should strengthen against the Deutsche Mark the Company will enjoy a benefit should the exchange rate exceed 1.67 Marks. On November 1, 1996 the exchange rate was 1.5145 DM to the U.S. dollar. The cost of this agreement has not been material to the Company.

         Sales have declined substantially relative to the prior quarter and to the quarter ended one year previously. Because management is concerned that the overall sales trend is flat or declining for conventional photographic products, the Company is developing a digital imaging system that is anticipated to strengthen the Company's marketing and financial position. At this time, the Company expects to have the product ready to sell by March 1997, but there can be no assurances the Company will in fact be able to develop such a product prior to various competitors introducing similar equipment. Further, even if the Company does develop such a product, there can be no assurances that the Company will have the financial capability to manufacture and market such a product.

         The Company is also exploring other distribution channels for existing products or modifications of existing products.

CAPITAL RESOURCES AND LIQUIDITY

For the six months ended September 30, 1996

         Net working capital decreased by approximately $209,000 compared to March 31, 1996. The working capital ratio was approximately two to one at September 30, 1996. This decrease was a reflection of the reduction in accounts receivable, inventory, and accounts payable.

         The ability of the Company to continue to expand its operations through the expansion of existing facilities, introduction of new products, or the acquisition of new facilities or businesses, may require additional funding beyond the Company's current working capital. Such additional funding may come from public or private financial sources, bank financing or a combination thereof. However, there are no assurances that any such additional funds may be obtained.

         Net cash provided by operating activities was $52,240 for the six months ended September 30, 1996, as compared to $140,244 used by operations for the same period in 1995. The change was due primarily to the decrease in accounts receivable and inventories, and an increase in accounts payable as a result of decreased sales levels.

         The Company currently has certain bank financing that matures in July 1997. Management of the Company believes this financing will be renewed by the bank when it matures and the debt has been classified as short term debt in the September 30, 1996 financial statements.

For the fiscal year ended March 31, 1996

        The Company incurred combined losses of $2,510,667 during fiscal years 1996 and 1995. These losses included special non-cash charges of $841,677 (see
Note 3 to the Consolidated Financial Statements) resulting from management's plan to revise its product line and normal operating losses related primarily to the introduction of the photographic processor line and the increased overhead in administrative, accounting and legal expenses, incurred as a result of operating as a public company. The Company has funded these losses through the sale of stock in the amount of $1,666,763 and bank and related party borrowings of $1,025,503. As reflected in the consolidated statements of cash flows, cash has decreased $332,840 from April 1, 1994 to March 31, 1996, while inventory has increased by $843,860 during the same period. The Company's management anticipates that it should return to profitability during fiscal year 1998 because of the introduction of new products, reduction of overhead costs primarily achieved through voluntary reductions of various management salaries, restructuring of the Company's distribution methods effective January 1,1996, focusing on direct sales and significantly reducing commissions to dealers, and the availability of processors for sale.

         On July 25, 1994 the Company granted options to various officers, directors, employees, and consultants for 1,000,000 shares of common stock at $2.00 per share with a total of 619,333 of those options being exercised. Not all of the remaining 380,667 options are expected to be exercised prior to their expiration on July 25, 1997 because the Company's common stock is trading at a significantly lower price than the option price.

         The Company's liquidity may be adversely affected by three market factors. First, liquidity could be adversely affected if the Company were not able to pass along to its customers any increases in the cost of importing equipment should exchange rates deteriorate. Second, the introduction of a product by a competitor company could negatively impact the profit margins of the Company. Third, liquidity could be impacted negatively if the Company is not able to effectively contain its internal costs.

         There are currently no material commitments for capital expenditures.

CONTINUING OPERATIONS

         The Company discontinued its beauty supply operations around the same time as the combination with ESECO . All costs and liabilities relating to that activity have been disposed of. The lease commitments and other liabilities were assumed by the transferee of the operations. Continuing operations will include photography equipment and the related markets in which ESECO has been engaged for over 25 years.

SEASONALITY

         The Company is not aware of any seasonal factors affecting its business although the sale of darkroom doors tends to be slower in the fourth calendar quarter of the year.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company's headquarters is presently located at One Eseco Road, Cushing, Oklahoma 74023, at the office of its President. The Company owns its headquarters as well as its manufacturing facilities, which are also located in Cushing, Oklahoma. The premises contain approximately 44,000 square feet, of which approximately 75% is used for manufacturing with the balance being used for administrative, marketing, and engineering functions. The Company does not own or lease any other facilities at this time. Management believes that its current facilities are adequate and suitable for its current needs, but if the need arises, the Company has adequate land available for reasonable expansion.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information, as of November 30, 1996, concerning shares of Common Stock of the Company beneficially owned by each director and officer and by all directors and officers as a group. Unless expressly indicated otherwise, each stockholder exercises sole voting and investment power with respect to the shares beneficially owned.

NAME AND ADDRESS              NUMBER OF SHARES         PERCENT
OF BENEFICIAL OWNER           BENEFICIALLY OWNED       OF CLASS
-------------------           ------------------       --------
Arthur A. Kaminshine
P. O. Box 1505
Cushing, OK 74023                362,143                 7.65%

Edward L. Handlin
P. O. Box 84
Chandler, OK 74834                17,913                   (1)

(1)      Beneficial ownership of less than one percent (1%)

(2) Number of outstanding shares used to calculate percentage computed as described in the preceding paragraph: 4,733,416

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the names, ages and current positions with the Company held by Directors, Executive Officers and Significant Employees, together with the year such positions were assumed. There is no immediate family relationship between or among any of the Directors, Executive Officers or Significant Employees, other than Jerome L. Kaminshine, the Executive Vice President of ESECO, is the son of Arthur A. Kaminshine. The Company is not aware of any arrangement or understanding between any Director or Executive Officer and any other person pursuant to which he was elected to his current position.

                                                              POSITION
      NAME                 AGE        POSITION                 SINCE
      ----                 ---        --------                 -----
Arthur A. Kaminshine       72      President/Director           1994

Edward L. Handlin          57      Chief Financial              1994
                                   Officer/Director

BUSINESS EXPERIENCE - Business experience for the last five years and other information relating to each Director and Executive Officer is as follows:

         Arthur A. Kaminshine, age 72, has been President and a Director of the Company since July 1994. In addition, prior to its combination with the Company, Mr. Kaminshine had been a director of ESECO since 1964. Mr. Kaminshine received a Bachelor of Science degree from Southwestern State College. During his tenure at the Company and ESECO, Mr. Kaminshine has supervised anywhere from six to 110 people at any one time.

         Edward L. Handlin, age 57, has been Chief Financial Officer and a Director of the Company since July 1994. Mr. Handlin received a Bachelor of Science from the University of California and an MBA from the University of Chicago. Prior to its combination with the Company, Mr. Handlin had been the Chief Financial Officer for ESECO since November 1993. Mr. Handlin has also been a practicing Certified Public Accountant in the State of Oklahoma for the last twelve years.

ITEM 6.  EXECUTIVE COMPENSATION

         For services rendered to the Company during the fiscal year ended March 31, 1996, no executive officers received cash compensation in excess of $100,000. The following table sets forth information concerning all annual cash compensation paid to the chief executive officer of the Company for services rendered to the Company during the twelve month period ended March 31, 1996.

NAME OF INDIVIDUAL                    CAPACITY                         CASH
OR NUMBER IN GROUP                     SERVED                      COMPENSATION
------------------                     ------                      ------------
Arthur A. Kaminshine       President and Chief Executive Officer     $77,755

         In addition, the Company makes available certain non-monetary benefits to its executive officers with a view to acquiring and retaining qualified personnel and facilitating job performance. The Company considers such benefits to be ordinary and incidental business costs and expenses. The value of such benefits did not exceed, in the case of any named individual, 10% of the cash compensation of the individual. Finally, the Company's ESECO subsidiary is continuing to make deferred compensation payments to a retired officer of ESECO at the rate of $1667 per month, as discussed in Note 8 to the Company's Financial Statements on page 35 herein.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following sets forth information regarding transactions between the Company and the following persons: directors, officers and persons who potentially own in excess of 5% of the Company's Common Stock:

         None, other than a series of relatively small loans made by the President, Mr. Kaminshine, to ESECO.

         The Company granted warrants to purchase 2,050,000 shares to Mr. Arthur Kaminshine in exchange for his personal guarantee of the Company's bank lines of credit (see Note 12 in the Consolidated Financial Statements). As part of this agreement, all of the voting stock of ESECO was placed in escrow for the life of these guarantees (see Note 6 in the Consolidated Financial Statements).

ITEM 8.  DESCRIPTION OF SECURITIES

         The $.0012 par value Common Stock of the Registrant being registered hereunder is the Registrant's only authorized class of stock. Each share of Common Stock is entitled to participate pro rata in dividends and distributions upon liquidation and to one vote for all purposes. There are no preemptive rights nor are there conversion rights, redemption provisions or sinking fund provisions relating to the Common Stock. The shares of Common Stock have no cumulative voting rights. All outstanding shares of such Common Stock are fully paid and nonassessable.

         In addition, the rights of the holders of the Common Stock of the Registrant may not be modified otherwise than by a vote of a majority or more of the shares outstanding voting as a class. There are no restrictions on the repurchase of redemption of shares of such Common Stock by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

(a)      MARKET INFORMATION

         The Company's common stock is presently traded on the over-the-counter market under the symbol "IMGI". The following table shows the high and low bid and ask prices of the stock during the last two fiscal years:

                                  COMMON STOCK

                                BID PRICES(2)          ASK PRICES
                                ------------           -----------
                                HIGH     LOW           HIGH    LOW
                                ----     ---           ----    ---
CALENDAR QUARTERS

1994     Third Quarter  (1)     $2.25   $1.625         $2.375  $2.125
         Fourth Quarter         $2.25   $1.75          $2.50   $2.125
1995     First Quarter          $2.063  $1.375         $2.25   $1.75
                                CLOSING PRICES
                                --------------
                                  HIGH                  LOW         CLOSE
                                  ----                  ---         -----
         Second Quarter          $2.375               $1.375        $1.50
         Third Quarter           $1.750               $0.5625       $0.625
         Fourth Quarter          $0.9375              $0.5000       $0.9375
1996     First Quarter           $0.8125              $0.625        $0.8125
         Second Quarter          $0.5100              $0.3125       $0.3720
         Third Quarter           No trades reported

(1) There was no public trading market for the common stock of the Company prior to its combination with ESECO in July 1994. To the extent that any limited trading occurred, such transactions were limited to the over-the-counter market.

(2) The bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(b)      HOLDERS

         The number holders of record of the Company's Common Stock as of November 30, 1996 was 236.

(c)      DIVIDENDS

         The Company has never paid cash dividends on its Common Stock and intends to utilize current resources to expand its operations. Therefore, it is not anticipated that cash dividends will be paid on the Company's common stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any material pending legal proceedings other than ordinary routine litigation incidental to the business.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Since November 30, 1993, the Registrant has sold securities unregistered under the Securities Act of 1933 (the "Act"), in the following transactions:

         NONE

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Bylaws of the Company provide for indemnification by the Company of directors, officers, employees, and agents of the Company under certain circumstances. Such indemnification provisions are in conformance with applicable Delaware corporate law.

                                    PART F/S

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The Consolidated Financial Statements of International Imaging, Inc. and Subsidiaries, together with the reports thereon of Arthur Andersen LLP dated May 17, 1996, are set forth on pages 14 through 31 hereof, which immediately follows the Exhibits listed below.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

                                                           PAGE
EXHIBIT NO.   TYPE OF EXHIBIT                             NUMBER
-----------   ---------------                             ------

              None

ITEM 2.  DESCRIPTION OF EXHIBITS

         NOT APPLICABLE

                                   SIGNATURES


   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           INTERNATIONAL IMAGING, INC.
                                  (Registrant)



Date: December 27, 1996               By:  /s/ Arthur A. Kaminshine
                                          -------------------------------
                                          Arthur A. Kaminshine, President



Date: December 27, 1996               By:  /s/  Edward L. Handlin
                                          -------------------------------
                                          Edward L. Handlin,
                                          Chief Financial Officer

                          PART I. FINANCIAL INFORMATION
                          ITEM 1. FINANCIAL STATEMENTS

                  INTERNATIONAL IMAGING, INC. AND SUBSIDIARIES

                      CONSOLIDATED CONDENSED BALANCE SHEETS


                                         Sept. 30, 1996   March 31, 1996
                                         --------------   --------------
                                           (Unaudited)
CURRENT ASSETS:
   Cash                                    $   37,789       $   12,790
   Short-term investments                      17,515           18,191
   Accounts receivable - net                  243,240          489,820
   Inventories                              1,420,415        1,608,226
   Other current assets                        60,388           19,203
                                           ----------       ----------
       Total current assets                 1,779,347        2,148,230
                                           ----------       ----------
PROPERTY AND EQUIPMENT:
   Building                                   663,848          663,848
   Furniture, fixtures and equipment          556,226          520,701
   Land                                        12,560           12,560
                                           ----------       ----------
 Total property and equipment               1,232,634        1,197,109
   Less-Accumulated depreciation              698,894          651,335
                                           ----------       ----------
     Net property and equipment               533,740          545,774
                                           ----------       ----------
OTHER ASSETS:
   Intangible and other assets                 11,771           11,324
                                           ----------       ----------
     Total assets                          $2,324,858       $2,705,328
                                           ==========       ==========

                  INTERNATIONAL IMAGING, INC. AND SUBSIDIARIES

                      CONSOLIDATED CONDENSED BALANCE SHEETS

                                                        Sept. 30,1996     March 31, 1996
                                                        -------------     --------------
                                                         (Unaudited)
CURRENT LIABILITIES:
      Accounts payable                                   $   520,230        $   667,751
      Accrued expenses                                       152,641            165,228
      Deferred compensation                                   20,000             20,000
      Short-term debt                                        705,030            205,030
      Current portion of long-term debt                       27,471             27,471
                                                         -----------        -----------
        Total current liabilities                          1,425,372          1,085,480

NONCURRENT LIABILITIES:
      Long-term debt, net of current portion                 541,472          1,032,512
      Deferred compensation                                   50,112             60,112
                                                         -----------        -----------
        Total noncurrent liabilities                         591,584          1,092,624

STOCKHOLDERS' EQUITY:
      Common stock                                             5,680              5,680
      Additional paid in capital                           2,615,540          2,615,540
      Accumulated deficit                                 (2,313,318)        (2,093,996)
                                                         -----------        -----------
        Total stockholders' equity                       $   307,902        $   527,224
                                                         -----------        -----------
        Total liabilities and stockholders' equity       $ 2,324,858        $ 2,705,328
                                                         ===========        ===========




           See Notes to consolidated condensed financial statements.

                  INTERNATIONAL IMAGING, INC. AND SUBSIDIARIES

                 CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                                   (UNAUDITED)

                                               Three Months Ended                    Six Months Ended
                                                  September 30,                        September 30,
                                          ----------------------------        ----------------------------
                                             1996              1995              1996              1995
                                          ----------        ----------        ----------        ----------
SALES                                     $  755,536        $  888,857        $1,835,516        $1,933,872
COST OF SALES                                632,638           676,775         1,199,960         1,352,012
                                          ----------        ----------        ----------        ----------
GROSS PROFIT                                 122,898           212,082           635,556           581,860
OPERATING EXPENSES                           388,991           358,707           808,291           640,050
                                          ----------        ----------        ----------        ----------
OPERATING PROFIT (LOSS)                     (266,093)         (146,625)         (172,735)          (58,190)
OTHER INCOME (EXPENSES)
   Interest income                             4,977             2,896             5,395             6,070
   Interest expense                          (36,410)          (17,429)          (55,358)          (31,590)
   Other income (expense), net                 1,536           (17,333)            3,376           (61,138)
                                          ----------        ----------        ----------        ----------
       Total other income (expense)          (29,897)          (31,866)          (46,587)          (86,658)
                                          ----------        ----------        ----------        ----------
INCOME (LOSS) BEFORE INCOME TAXES           (295,990)         (178,491)         (219,322)         (144,848)
INCOME TAXES                                       0                 0                 0                 0
                                          ----------        ----------        ----------        ----------
NET INCOME (LOSS)                         $ (295,990)       $ (178,491)       $ (219,322)       $ (144,848)
                                          ==========        ==========        ==========        ==========
NET INCOME (LOSS) PER COMMON SHARE        $    (0.06)       $    (0.04)       $    (0.05)       $    (0.03)
                                          ==========        ==========        ==========        ==========
WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                         4,733,416         4,733,416         4,733,416         4,733,416
                                          ==========        ==========        ==========        ==========

                  INTERNATIONAL IMAGING, INC. AND SUBSIDIARIES

                 CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

                                   (UNAUDITED)

                                                                          Six Months Ended
                                                                            September 30
                                                                     --------------------------
                                                                        1996             1995
                                                                        ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                  $(219,322)       $(144,848)

  Adjustments to reconcile net income (loss) to net cash  from operating activities
         Depreciation and amortization                                  48,006           23,522
         Gain on sale of property & investments                             --           (7,463)
         Deferred compensation                                         (10,000)         (10,001)
    Changes in current assets and liabilities -
         Decrease (increase) in accounts receivable                    246,580         (179,063)
         Decrease (increase) in inventories                            187,811           18,745
         Decrease (increase) in other assets                           (41,185)         (35,387)
         Increase (decrease) in accounts payable                      (147,521)         165,030
         Increase (decrease) in accrued liabilities                    (12,587)          29,667
    Other                                                                  458             (446)
                                                                     ---------        ---------
NET CASH USED BY OPERATING ACTIVITIES                                   52,240         (140,244)
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sales of property and equipment                           --           11,519
    Capital expenditures                                               (35,525)         (63,366)
     Purchase (sale) of short-term investments                            (676)             301
                                                                     ---------        ---------
NET CASH USED BY INVESTING ACTIVITIES                                  (36,201)         (51,546)
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock                                  --           87,500
    Proceeds from long-term debt                                         8,960          120,000
    Repayment of debt                                                       --          (31,370)
                                                                     ---------        ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                8,960          176,130
                                                                     ---------        ---------
NET INCREASE (DECREASE) IN CASH                                         24,999          (15,660)
CASH, beginning of period                                               12,790           51,648
                                                                     ---------        ---------
CASH, end of period                                                  $  37,789        $  35,988
                                                                     =========        =========
Cash paid during period for -
     Interest                                                        $  55,358        $  31,590


            See notes to consolidated condensed financial statements.

                  INTERNATIONAL IMAGING, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated condensed financial statements included herein have been prepared by International Imaging, Inc. (the "Company"), and subsidiaries, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary to present fairly the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these consolidated condensed financial statements be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report on Form 10-KSB.

2. COMMON STOCK AND OPTIONS:

During the six months ended September 30, 1996, no options were exercised under the Company's stock option plan.

3. INCOME TAXES:

The income tax expense from continuing operations for the six month period ended September 30, 1996, varied from the statutory federal income tax rate primarily due to adjustments of a valuation allowance related to the realizability of net operating loss carryforwards. The Company's net tax operating loss carryforwards expire at specific future dates and utilization of certain carryforwards is limited to specific amounts each year. Due to past performance and the expiration dates, the ultimate realization of such tax benefits is uncertain. The Company has established a valuation allowance against these carryforward benefits and will recognize the benefits only as reassessment demonstrates they are realizable. Realization is primarily dependent upon future earnings.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of International Imaging, Inc.:

We have audited the consolidated balance sheet of International Imaging, Inc. (a Delaware corporation), formerly J & E Beauty Supply Inc. and subsidiaries as of March 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended March 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Imaging, Inc. and subsidiaries as of March 31, 1996, and the results of their operations and their cash flows for the years ended March 31, 1996 and 1995, in conformity with generally accepted accounting principles.


                                     ARTHUR ANDERSEN LLP


Oklahoma City, Oklahoma,
    May 17, 1996

                  INTERNATIONAL IMAGING, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 1996

CURRENT ASSETS:
    Cash                                                            $   12,790
    Short-term investments                                              18,191
    Accounts receivable, net of allowance for doubtful accounts
       of $73,404                                                      489,820
    Inventories                                                      1,608,226
    Other current assets                                                19,203
                                                                    ----------

             Total current assets                                    2,148,230
                                                                    ----------
PROPERTY AND EQUIPMENT:
    Building                                                           663,848
    Furniture, fixtures and equipment                                  520,701
    Land                                                                12,560
                                                                    ----------

             Total property and equipment                            1,197,109

    Less:  Accumulated depreciation                                    651,335
                                                                    ----------

             Net property and equipment                                545,774

OTHER NONCURRENT ASSETS, net of amortization                            11,324
                                                                    ----------


             Total assets                                           $2,705,328
                                                                    ==========

                  INTERNATIONAL IMAGING, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 1996


CURRENT LIABILITIES:
    Accounts payable                                                       $   667,751
    Accrued liabilities                                                        165,228
    Deferred compensation                                                       20,000
    Short-term advances - related parties                                      205,030
    Current portion of long-term debt                                           27,471
                                                                           -----------

             Total current liabilities                                       1,085,480
                                                                           -----------
NONCURRENT LIABILITIES:
    Long-term debt, net of current portion                                   1,032,512
    Deferred compensation                                                       60,112
                                                                           -----------
             Total noncurrent liabilities                                    1,092,624
                                                                           -----------
STOCKHOLDERS' EQUITY:
    Common stock, par value $0.0012; authorized 300,000,000 shares;
      issued and outstanding 4,733,416 shares                                    5,680
    Additional paid-in capital                                               2,615,540
    Retained earnings (deficit)                                             (2,093,996)
                                                                           -----------

             Total stockholders' equity                                        527,224
                                                                           -----------
             Total liabilities and stockholders' equity                    $ 2,705,328
                                                                           ===========


 The accompanying notes are an integral part of this consolidated balance sheet.

                  INTERNATIONAL IMAGING, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                   FOR THE YEARS ENDED MARCH 31, 1996 AND 1995


                                                              1996               1995
                                                           ----------        -----------
SALES                                                      $3,557,627        $ 3,043,106

COST OF SALES                                               2,684,356          2,238,422
                                                           ----------        -----------

GROSS PROFIT                                                  873,271            804,684
                                                           ----------        -----------

OPERATING EXPENSES:
    Selling and administrative                              1,537,979          1,551,482
    Special charges (Note 3)                                      --             841,677
                                                           ----------        -----------

                                                            1,537,979          2,393,159
                                                           ----------        -----------

OPERATING LOSS                                               (664,708)        (1,588,475)
                                                           ----------        -----------
INTEREST AND OTHER INCOME (EXPENSE):
    Interest income                                            36,631             18,758
    Interest expense                                          (90,041)           (60,381)
    Other income (expense), net                               (28,171)          (134,280)
                                                           ----------        -----------

                                                              (81,581)          (175,903)
                                                           ----------        -----------
NET LOSS                                                   $ (746,289)       $(1,764,378)
                                                           ==========        ===========

NET LOSS PER WEIGHTED AVERAGE SHARE OF COMMON STOCK        $    (0.16)       $     (0.53)
                                                           ==========        ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING        4,728,139          3,310,086
                                                           ==========        ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                  INTERNATIONAL IMAGING, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   FOR THE YEARS ENDED MARCH 31, 1996 AND 1995





                                        Common Stock                Additional        Retained
                                    ------------------------         Paid-in          Earnings
                                      Shares         Amount          Capital          (Deficit)            Total
                                    ---------       --------        ----------       -----------        -----------
BALANCE, March 31, 1994               677,764       $ 67,777        $  886,680       $   416,671        $ 1,371,128

    Issuance of common stock          322,236         32,223           395,874                --            428,097
    Recapitalization (Note 1)       3,114,083        (95,063)           95,063                --                 --
    Exercise of stock options         575,583            691         1,150,475                --          1,151,166
    Net loss                               --             --                --        (1,764,378)        (1,764,378)
                                    ---------       --------        ----------       -----------        -----------

BALANCE, March 31, 1995             4,689,666          5,628         2,528,092        (1,347,707)         1,186,013

    Exercise of stock options          43,750             52            87,448                --             87,500
    Net loss                               --             --                --          (746,289)          (746,289)
                                    ---------       --------        ----------       -----------        -----------

BALANCE, March 31, 1996             4,733,416       $  5,680        $2,615,540       $(2,093,996)       $   527,224
                                    =========       ========        ==========       ===========        ===========


        The accompanying notes are an integral part of these consolidated financial statements.

                  INTERNATIONAL IMAGING, INC. AND SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS

                   FOR THE YEARS ENDED MARCH 31, 1996 AND 1995

                                                                            1996               1995
                                                                          ---------        -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                              $(746,289)       $(1,764,378)
    Adjustments to reconcile net loss to net cash used in operating activities-
        Special charges                                                          --            841,677
        Depreciation and amortization                                        83,340            101,026
        Gain on sales of property, equipment and investments                 (6,057)           (43,294)
        Unrealized loss on investments                                           --            172,692
        Deferred compensation                                               (16,840)           (17,433)
        Changes in current assets and liabilities-
          Increase in accounts receivable                                   (11,835)          (156,374)
          Increase in inventories                                          (337,612)          (506,248)
          Decrease in other assets                                           13,091             67,956
          Increase in accounts payable                                      299,935            210,367
          Increase (decrease) in accrued liabilities                         12,778           (308,911)
          Other                                                                 (59)              (629)
                                                                          ---------        -----------

             Net cash used in operating activities                         (709,548)        (1,403,549)
                                                                          ---------        -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                                   (105,274)          (318,250)
    Purchase of short-term investments                                       (3,124)          (176,633)
    Proceeds from sales of property and equipment                            11,519             46,407
    Proceeds from sale of investments                                           --              53,125
                                                                          ---------        -----------

             Net cash used in investing activities                          (96,879)          (395,351)
                                                                          ---------        -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from sale of stock                                              87,500          1,579,263
    Proceeds from the issuance of debt and related party advances           875,503            150,000
    Repayment of debt                                                      (195,434)          (224,145)
                                                                          ---------        -----------

             Net cash provided by financing activities                      767,569          1,505,118
                                                                          ---------        -----------

NET DECREASE IN CASH                                                        (38,858)          (293,982)

CASH, beginning of year                                                      51,648            345,430
                                                                          ---------        -----------

CASH, end of year                                                         $  12,790        $    51,648
                                                                          =========        ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during period for-
      Interest                                                            $  84,387        $    51,742

  The accompanying notes are an integral part of these consolidated statements.

                  INTERNATIONAL IMAGING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             MARCH 31, 1996 AND 1995

1. COMPANY INFORMATION:

International Imaging, Inc. (the "Company") is a manufacturer and distributor of equipment for the specialty photographic laboratory market. International Imaging entered this market when it merged with Electronic Systems Engineering Co. ("ESECO") on July 27, 1994.

Prior to the merger with ESECO, the Company, under the name J & E Beauty Supply Inc. ("J & E"), operated as a cosmetic and beauty supply distributor at both the retail and wholesale levels. These operations were never profitable and J & E reported an accumulated deficit of approximately $267,700 from these operations from inception through July 27, 1994. J & E divested itself of this line of business shortly after the merger and the net assets of J & E were distributed to one of the principals of J & E who was involved in arranging the merger.

For financial reporting purposes, the merger transaction was treated as a recapitalization in which the transaction was accounted for as an issuance of ESECO's common stock in exchange for the public shell. The financial statements presented reflect the historical operating results of ESECO through July 27, 1994, and the results of the merged companies from the date of the merger. Pro forma information is not presented since the combination is not considered a business combination.

The Company has incurred losses of $2,510,667 during the prior two fiscal years. These losses included special non-cash charges of $841,677 (see Note 3) resulting from management's plan to revise its product line and normal operating losses related primarily to the introduction of the photographic processor line and the increased overhead in administrative, accounting and legal expenses, incurred as a result of operating as a public company. Also, the Company experienced some supply problems in obtaining processors to sell during fiscal year 1995 and the early part of fiscal year 1996. The Company has funded these losses through the sale of stock in the amount of $1,666,763 and bank and related party borrowings of $1,025,503. As reflected in the consolidated statements of cash flows, cash has decreased $332,840 from April 1, 1994 to March 31, 1996, while inventory has increased by $843,860 during the same period. Management anticipates the Company will return to profitability during fiscal 1998, as a result of a number of changes that have been put in place since January 1, 1996. Such changes include introduction of new products, voluntary management salary reductions, changing the way the Company distributes its products, and the increased availability of processors for sale.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, ESECO (a wholly owned subsidiary), and ESECO International Corporation (a wholly owned inactive corporation formed in fiscal 1982). All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

Short-term Investments

Short-term investments, which consist of equity securities, are stated at fair market value based on quoted market prices, as available. Unrealized losses on current marketable securities are reported as a net amount in stockholders' equity net of related income taxes until realized. Unrealized losses believed to reflect a permanent decline in value and realized gains or losses are determined on the specific identification method and are reflected in other income (expense), net in the accompanying consolidated statement of operations.

Property and Equipment

Property and equipment is recorded at cost. Normal maintenance and repairs are expensed as incurred. Upon the sale or retirement of depreciable properties, the costs and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in other income (expense), net.

Depreciation of property and equipment is computed on the straight-line method over estimated useful lives. Depreciation of property and equipment used in the manufacture of goods for sale was $65,786 and $85,594 for the years ended March 31, 1996 and 1995, respectively, and is included in cost of sales in the accompanying consolidated statements of operations.

Estimated useful lives, in years, are as follows:

                Building and improvements                     10 - 40
                Equipment and tools                            5 - 10
                Office furniture and equipment                 5 - 10
                Rental and demonstration equipment                 10
                Automobiles                                         5

Income Taxes

Deferred income taxes reflect the estimated future tax effects of differences between financial statement and tax bases of assets and liabilities at year-end.

Earnings Per Share and Shares Outstanding

Earnings per share of common stock are based upon the weighted average number of shares outstanding during the year.

Financial Instruments

The Company values its financial instruments as required by SFAS No. 107, "Disclosures About Fair Values of Financial Instruments." Unless otherwise noted, the carrying value of the Company's financial instruments approximates the fair market value.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Statements of Cash Flows

For purposes of reporting cash flows, cash includes cash on hand and highly liquid cash investments with a maturity of three months or less.

Accounting Pronouncements

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective for years beginning after December 15, 1995. This statement requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Management has not assessed the impact of this new accounting statement and plans to adopt the provisions in 1997.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement defines a revised method of accounting for an employee stock option or similar equity instruments and requires an entity to either adopt the revised accounting method or present pro forma disclosures as if the new accounting method had been applied. The Company has not assessed the impact of this new accounting statement and plans to adopt SFAS No. 123 during fiscal 1997.

3. SPECIAL CHARGES:

During fiscal year 1995, ESECO recognized special, nonrecurring pretax charges of $841,677. These charges arose as a result of management's plan to revise its product line. The special charges included reserves for obsolete inventory of $614,720, and a writedown of certain manufacturing and demonstration equipment of $226,957.

4. INVENTORIES:

Inventories are stated at the lower of first-in, first-out cost or market and consisted of the following as of March 31, 1996:

         Finished goods             $   565,512
         Work-in-process                504,860
         Parts and supplies             537,854
                                    -----------
                                     $1,608,226
                                     ==========

Provisions have been made to reduce excess and obsolete inventories to net realizable values.

5. SHORT-TERM ADVANCES:

At March 31, 1996, the Company had outstanding cash advances from related parties of $205,030 primarily used to meet fiscal year 1996 operating cash flow needs. The repayment terms of the advances made are not defined and thus have been reflected as current liabilities as repayment could be demanded by the respective parties. The advances are noninterest bearing.

6. LONG-TERM DEBT:

Long-term debt consisted of the following as of March 31, 1996:

   Line of credit to a bank with interest at 2% over National prime (10.25%
       at March 31, 1996), adjusted annually, accrued interest due monthly with unpaid principal and accrued interest due upon maturity at July
       1997                                                                            $  500,000

   Notepayable to a bank, with interest at 10.25%, accrued interest due monthly with unpaid principal and accrued interest due upon maturity at October 1997
                                                                                          388,510

   Note payable to a bank, due in monthly installments of $2,500, including
       interest, at 10.25%, to June 2001                                                  150,000

   Note payable to a bank, due in monthly installments of $617, including interest
       at 6.9%, to December 1997                                                           12,131

   Note payable to a bank, due in monthly installments of $1,028, including
       interest at 8.5%, to January 1997                                                    9,342
                                                                                       ----------

                                                                                        1,059,983

       Less- Current portion of long-term debt                                             27,471
                                                                                       ----------

                                                                                       $1,032,512
                                                                                       ==========

The line of credit agreement allows the Company to borrow amounts based on certain percentages of its inventories and receivable balances, as defined.

On January 12, 1996, the Company entered into an agreement with the Small Business Administration ("SBA") which allows the Company to borrow up to $1,000,000 based on certain percentages of its foreign receivable balances, as defined. Amounts outstanding bear interest at 2.5% above Wall Street Journal prime rates. At March 31, 1996, no amounts were outstanding under this agreement.

Borrowings under substantially all of the notes payable, the line of credit agreement, and the SBA loan are personally guaranteed by the president of the Company.

In March 1996, the Board of Directors approved an agreement between International Imaging, Inc. and the president of the Company to place in escrow all of the voting stock of ESECO, the Company's operating subsidiary, in exchange for personal guarantees by the president of approximately $2,000,000 of the Company's debt obligations. The stock of ESECO will be held in escrow until the Company's obligations under the debt agreements are repaid in full. While in escrow, the president individually has voting power of the stock. The escrowed shares will be delivered to International Imaging, Inc. upon payment in full of the notes and release of the president from his personal guarantees within three years of the escrow agreement. If the notes are not paid within three years, the ESECO shares, along with any accompanying stock powers will be released to the president.

Maturities of long-term debt and lease financing obligations for years subsequent to March 31, 1996, are as follows:

              1997                          $   27,471
              1998                             910,415
              1999                              18,330
              2000                              20,300
              2001 and thereafter               83,467
                                            ----------

                                            $1,059,983
                                            ==========

7. EMPLOYEE BONUS PLAN:

The Company has an arrangement with its president which calls for an annual bonus of 5%, 7.5% or 10% of ESECO's income before bonuses and provision for income taxes based upon specified relationships between income and sales. Additionally, bonuses are paid to certain other employees based on net sales and income before bonuses and provision for income taxes. At March 31, 1996, accrued bonuses for fiscal year 1996 and accrued but unpaid bonuses for years prior to fiscal year 1996, totaling approximately $92,000 were included in accrued liabilities in the accompanying consolidated balance sheet.

8.  DEFERRED COMPENSATION:

ESECO entered into a deferred compensation agreement with an officer of ESECO whereby all bonuses due him are payable in installments, including interest, upon his reaching retirement age in 1982. Deferred compensation payments are being made at $1,667 per month. The current and noncurrent portions of the payments due under this agreement and the related accrued interest have been reflected as deferred compensation in the accompanying consolidated balance sheet.

9. INCOME TAXES:

SFAS No. 109 requires that a valuation allowance be recorded against tax assets which are not likely to be realized. The Company's net tax operating loss carryforwards totaling approximately $890,000 expire at specific future dates and utilization of certain carryforwards is limited to specific amounts each year. However, due to past performance and the expiration dates, the ultimate realization of such tax benefits is uncertain. The Company has established a valuation allowance against the total amount of these carryforward benefits and will recognize the benefits only as reassessment demonstrates they are more likely than not to be realizable. Realization is primarily dependent upon future earnings in specific tax jurisdictions. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carryforwards will be recorded in future operations as a reduction of the Company's income tax expense.

10.  RELATED PARTY TRANSACTIONS:

The short-term investments held by the Company consist primarily of preferred and common stock of Reconversion Technologies, Inc. The Company's general counsel is also the chief executive officer of Reconversion Technologies, Inc.

During fiscal year 1995, Reconversion Technologies, Inc. lost a significant patent infringement case which caused the quoted market value of the common stock to substantially decline. The Company believes that although the preferred stock is not publicly traded, its value has also suffered a similar decline. In addition, the Company believes the decline in market value is a permanent impairment in value and have therefore recognized a loss of approximately $173,000 which is included in 1995 other income (expense), net in the accompanying statements of operations.

In July 1994, the Company issued 86,487 shares of ESECO stock to a related party of the Company's general counsel for $86,487.

11. EMPLOYMENT AGREEMENTS:

Effective July 1, 1994, ESECO entered into five year employment agreements with eleven key employees. Such agreements provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as a lump-sum payment equal to 300% of the total compensation if the employee is terminated other than for cause, as defined. The annual salaries for these employees at March 31, 1996, was approximately $391,000

12.  COMMON STOCK:

Common Stock Issuances

In fiscal year 1995, ESECO sold 235,749 shares of stock at $1.45 per share prior to the merger for $341,610. Additionally, ESECO issued 86,487 shares of stock as repayment of an advance to the Company for $86,487, or $1.00 per share. (See
Note 10).

Shares issued during the fiscal years 1996 and 1995, under the stock option plan described in Note 13 totaled 43,750 shares and 575,583 shares, respectively, at $2.00 per share.

In addition to the shares issued as described above, 37,500 shares of the Company's common stock under the stock option plan described in Note 13 was issued in error to an unrelated party during fiscal year 1996. Management of the Company has requested the stock be returned or payment made for the shares issued. A receivable related to this stock has not been recorded and the stock has not been considered as issued or outstanding at March 31, 1996.

Warrants Outstanding

At March 31, 1996, the Company had redeemable, transferable warrants outstanding to purchase 728,332 shares of common stock of the Company. The warrants are exercisable at $6.00 per share through February 3, 1999, unless redeemed earlier by the Company. The Company has the right to redeem these warrants at $0.0012 per warrant upon 30 days written notice.

In addition to the warrants above, the Company also has non-redeemable, transferable warrants outstanding to purchase 36,417 shares of the Company's stock at $0.72 per share and 72,834 shares at $6.00 per share through February 3, 1999.

During fiscal year 1996, the Company issued warrants to purchase 2,050,500 shares of common stock to the president of the Company for personal guarantees he has made of the Company's debt obligations. The warrants are exercisable in whole or in part solely at the option of the holder through December 31, 2005. The exercise price is $0.50 per share, with provisions for a downward per share adjustment for certain events defined in the agreement. No compensation related to these warrants has been recorded by the Company. The common shares underlying the warrants are shares restricted from trading on the public market. In addition, at the date of issuance, the public shares were very thinly traded and management of the Company believes the market quotes on the date of grant would not be reflective of the market price for this volume of stock trading. In April 1996, warrants for an additional 45,000 shares of common stock were issued to the president of the Company under the terms and conditions described above.

13. STOCK OPTION PLAN:

Effective June 1, 1994, the Board of Directors adopted a stock option plan under which options to purchase up to 24,000,000 shares of common stock may be granted to key employees or consultants of the Company. The Plan provides that the option price may not be less than 85% of the then current market price without approval of the Company's Board of Directors and that each option shall be made exercisable as prescribed by the Company's Option Committee. No options may be granted under the Plan after December 31, 1995.

In July 1994, options to purchase 1,000,000 shares of the Company's stock for $2.00 per share were granted. Options exercised during fiscal years 1996 and 1995 totaled 43,750 and 575,583 shares, respectively. The unexercised options expire in July 1997.

In December 1994, options to purchase 250,000 shares of the Company's stock for $0.828 per share were granted to certain employees and officers of the Company. None of these options were exercised during fiscal years 1996 or 1995. The options expire in December 1997.

In July 1995, options to purchase 405,000 shares of the Company's common stock for $0.5625 per share were authorized. Of these shares, 305,000 were granted and issued to certain employees, officers, and related parties of the Company. The remaining 100,000 shares authorized but not issued will be used by the Company as part of an employment package to future employee(s). None of these options were exercised during fiscal 1996. The options expire in July 1998.